Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation (Commission File No.: 1-11967)

The following is a transcript of a conference call and webcast that were conducted on February 9, 2016.

Forward-Looking Information

The information presented herein, on the webcast, and in other related communications may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of New York Community Bancorp, Inc. (“NYCB”) and Astoria Financial Corporation (“Astoria Financial” or “Astoria”).

Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.

Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings, and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with NYCB’s and Astoria Financial’s respective businesses, customers, borrowings, repayment, investment, and deposit practices, and general economic conditions, either nationally or in the market areas in which NYCB and Astoria Financial operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect NYCB’s and Astoria Financial’s future results are identified in their Annual Reports on Form 10-K for the year ended December 31, 2014 and in other reports filed with the SEC.

Forward-looking statements are made only as of the date of this transcript, and neither NYCB nor Astoria Financial undertakes any obligation to update any forward-looking statements contained in this transcript to reflect events or conditions after the date hereof.

Additional Information and Where to Find It

These materials do not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. NYCB has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. The registration statement includes a joint proxy statement of Astoria Financial and NYCB and also constitutes a prospectus of NYCB that will be sent to the stockholders of Astoria Financial. Before making any voting or investment decision, investors and security holders of Astoria Financial and NYCB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. This document and other documents relating to the merger filed by NYCB and Astoria Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing NYCB’s website at www.mynycb.com under the tab “Investor Relations”, then under “Financial Results”, and then under “SEC Filings.” The documents filed by Astoria Financial may be obtained free of charge at its website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick

Avenue, Westbury, New York 11590 or by calling (516) 683-4100, or from Astoria Financial upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Participants in Solicitation

NYCB, Astoria Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Astoria Financial and NYCB stockholders in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed transaction. Additional information about NYCB and its directors and officers may be found in the definitive proxy statement of NYCB relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 24, 2015. Additional information about Astoria Financial and its directors and officers may be found in the definitive proxy statement of Astoria Financial relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 17, 2015. These definitive proxy statements can be obtained free of charge from the SEC’s website at www.sec.gov.

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

NYCB - New York Community Bancorp Inc at Credit Suisse Financial Services Forum

EVENT DATE/TIME: FEBRUARY 09, 2016 / 4:00PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 09, 2016 / 4:00PM, NYCB - New York Community Bancorp Inc at Credit Suisse Financial Services Forum

CORPORATE PARTICIPANTS

Joseph Ficalora New York Community Bancorp, Inc. - President & CEO

PRESENTATION

Unidentified Participant

Good morning, everyone. Thanks for joining us. We’re very pleased to have the management of New York Community Bank with us. A leading multi-family and commercial real estate lender in the New York City area. Somewhat unique strategy, the Company has been an aggressive acquirer of deposit franchises and including AmTrust—which I think there’s a branch of right down the block— and more recently Astoria Financial.

The Company’s strategy is to maintain its superior growth and credit quality at its core, multi-family commercial real estate lending throughout the cycle. Very pleased to have with us Joe Ficalora, President and CEO and Tom Cangemi, CFO, who will make a presentation and then take questions. Thanks.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Thank you. If it’s okay with you all, I’ll sit and look at the screen in front of me. When I stand, there’s not much difference, so you’d probably see as much of me sitting as standing.

In any event, these are the cautionary statements, and there are a few more since we’re in the process of having a transaction approved by all of the appropriate parties.

As you could see here, the Astoria merger, like the others we’ve combined with, is expected to grow our earnings, build our capital, and create value for our investors. We uniquely have a discernible track record that demonstrate that this happens.

Also, you can see pro forma, we’ll be about $65 billion in size; we’ll have multi-family loans in the $30 billion range; our pro forma deposits will be about $37.5 billion, $38 billion; our pro forma deposit market share will be number two in the New York MSA.

That’s a pretty significant reality, that we’ll be Number 2 in the New York MSA. And our pro forma market cap will be something in the range of about $10 billion depending on how the markets move.

The Astoria merger is expected to significantly increase our earnings and strengthen our balance sheet. As you could see, it increases by 20% our pro forma earnings. A deal that has metrics like this is not very common.

These are the metrics that our bankers and we have literally put together and are very comfortable with. 15.5% return on average tangible common equity—again, a very positive number. Taking the two together, I’m not aware of any deal that has been done in recent years that has metrics as attractive as this.

We’re expecting to have cost saves in the 50% range of Astoria’s inherent expenses, and we’re going to maintain our record of efficiency.

We have long been one of the most efficient banks in the country. This deal will add to our operating efficiencies. It expands our margin and it increases our revenue stream. So, many good things, which are very common to previous deals that we’ve actually executed upon, and these kinds of positives that we deliver with relative consistency have made it very, very attractive for us to execute on 12 transactions.

It significantly strengthens our balance sheet. Its de-risking strategies greatly enhance our balance sheet profile. It’s 6% tangible book value per share accretion. That’s another good number to add to accretion on earnings.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 09, 2016 / 4:00PM, NYCB - New York Community Bancorp Inc at Credit Suisse Financial Services Forum

It boosts our deposits by $9 billion and substantially increases our share of deposits in core markets. This probably will be the best deposit transaction that we’ve ever done.

The overlapping of branches is significant. Therefore, our concentration in the market—giving us a number two position in the MSA for that market—is a very, very positive thing.

It extends our long-standing record of exceptional asset quality. There is no question that we’ve done all the necessary work with the assets that they possess, and as this transaction evolves over the period ahead, obviously there will be significant changes in the asset mix—and we have the ability to sell into the market larger dollar volumes of assets should that be desirable, depending on the market in which we actually close. It reduces our interest rate sensitivity, and it builds capital.

So, the Astoria merger features substantial upside potential relative to the purchase price. It’s an attractive purchase price multiple and, as you could see here, these numbers compare very, very favorably. It’s substantially higher financial returns than generally you see in the marketplace. Our numbers are in the blue bars and the rest of the numbers are the comparisons. So, you can see very favorable metrics that are produced in this transaction.

This tells you that there is significant overlap concentration in the Long Island and New York City markets, and there are very few deals that have this many branches in such close proximity to each other. And this is the first transaction we’ve ever executed where the acquired bank has a lower cost of funds than us.

So the last significant deal we did in-market, the cost of funds of the acquired bank was the highest in the market, and we were among the lowest in the market. And therefore, we lost hundreds of millions of dollars in deposits.

In this circumstance, Astoria’s deposit costs are actually lower than our deposit costs. So this actually represents an opportunity, and we are very, very excited about the opportunity to consolidate our banking operations in this market. We expect the Astoria merger to significantly increase our share of deposits in the New York MSA and this shows you how that goes. And as you could see, we become number two. The only bank in this group listed above us is Capital One. So that’s a pretty significant position to be in and, it’s without question, a very, very attractive transaction on the deposit side.

Now, the Astoria merger is expected to significantly increase our share of deposits in four highly attractive markets, besides the immediate New York market. You’re talking here about Nassau, Queens, Brooklyn, Suffolk. And as you could see, in each case, our numbers move very significantly, and in Nassau we become Number 3.

So, this is a transaction that gives us a significant position in the New York market. So reflecting its in—market nature, and our extensive expertise in post-merger integration and restructuring, the Astoria merger presents maximal opportunities for revenue enhancements while minimizing risk. This transaction has the attributes of other transactions, but it actually is better than most of the transactions that we’ve previously executed upon.

So, the summary of the pro forma balance sheet is, as you could see there, very attractive—NYCB pro forma—and without question, these numbers are in fact very, very attractive. So it capitalizes on a complementary business model basis, it facilitates our transition to SIFI status, and it provides ample opportunities for continued earnings and capital growth.

This is not a one-step transaction. This is an ongoing enhancement of the business model of the company. And for many, many good reasons, this transaction fits very well into our systems. We will be fully integrated from a service-providing capacity within 90 days or so of closing the transaction. So, it’s highly desirable for us to have the earliest possible closing.

Obviously, we will be fully dependent upon the regulatory process and meet all of the expectations that our regulators may have over the period ahead, and the chances are great that this will, by necessity, be a quarter-end closing. So ideally, June 30; if not, September 30; if not, the end of the year. So the important thing is that both of our banks are doing all that we can do to be prepared to close at the earliest possible date.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 09, 2016 / 4:00PM, NYCB - New York Community Bancorp Inc at Credit Suisse Financial Services Forum

The Astoria merger is expected to enhance our asset and funding mix. As you could see there, the numbers do compare very, very nicely. And this is the kind of transaction where many of the things that we’ve historically enjoyed in doing transactions with peer banks are evident here. So, the starting point of the transaction makes for a better bank.

All the ratios that change are significantly better ratios for us to start with, and then we move forward. And as we move forward, we find that we will have a significant enhancement in how the company is able to meet our regulatory needs, our earnings needs, our shareholders’ expectations.

So, we expect the Astoria merger to provide multiple opportunities to drive profitability... sustainable long-term asset growth. The pro forma company is primed for strong core asset growth. The growth levers are evident; the results: earnings growth, higher operating leverage. These things are important components of what makes for a pro-forma better bank. And certainly, we’ve done 12 transactions and the goal we have is to create a better bank with each transaction.

This transaction is discernibly going to create a better bank. And as you could see, the presentation that you all have—and the presentation obviously is on the screen—does lay this all out. And obviously people will be reading about this and we’ll be discussing this. I think we do a breakout following, we’ll be discussing this on a more intimate basis. We have a dinner meeting this evening with some of you and that will also lend itself to more explicit questions and an opportunity to deal with issues.

So, the de-risking of our balance sheet is expected to strengthen our financial performance both before and after the merger. The balance sheet repositioning strategies are pretty self-evident and we already executed the big component of that during the fourth quarter of 2015, and as you could see, we actually did $10.4 billion of very, very attractive re-pricing on the liability front. So, there is no escaping the fact that the Company is very well-positioned to deal with both the challenges and the opportunities that the future period presents.

So the benefits of de-risking are pretty self-evident, but the financial benefits are expected in fiscal year 2016, this year. So, all the execution was done at the end of last year, but all benefits will be derived this year. So, the earnings per share accretion, that’s 10%; the interest margin, 35 basis points; these are very material numbers. Net income will be a $100 million greater as a result of this restructuring that was executed, and that’s also a very, very significant benefit to our shareholders.

So, enhancing our capital management strategy has strengthened our capital measures and is expected to facilitate further growth. Enhancements to our capital management strategy are pretty well self-evident here. Increased capital generation, again, pretty well self-evident. These are very attractive metrics. There aren’t too many deals that are executed of size—and this is a very significant deal. There aren’t too many deals that are executed of size that have metrics that are as attractive as this.

So, when you have the opportunity to go through the details of the slide, and go through any other analysis that is being provided by others as well as by us, these are the kinds of things that we could talk through, and I think that there will be a great deal of comfort that we are in fact creating a more investable new company... that the consolidated bank has a whole variety of reasons why it is better situating to deal with the adversities that the future may hold for us all.

So, while we expect the merger to bring us well beyond the current SIFI threshold, we plan to cross it organically in the second quarter of 2016. So why is that important? It’s important because after April 1, the full impact of being bigger than $50 billion is actually something that we will be dealing with in the year 2018. So, whether we are $55 billion or $75 billion doesn’t matter as long as we don’t cross the threshold until the second quarter of this year. The full impact of crossing the threshold will not be something that we’re dealing with until the year 2018.

So, we’ve been preparing to be a SIFI for quite some time. As I’m sure is pretty evident, we went to our regulators as early as the very end of 2011, the beginning of 2012 and asked to be considered as a SIFI Bank. And of course, that was when Dodd-Frank was brand new, so that was quite, quite a difficult task. And there was great uncertainty as to how long it might take for that to evolve. So we did not become a SIFI in the beginning of 2012.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 09, 2016 / 4:00PM, NYCB - New York Community Bancorp Inc at Credit Suisse Financial Services Forum

But we think that we’ve been doing a tremendous amount of work in these past years, and our regulators have had a significant amount of opportunity not only with us, but with others to be prepared to bless the birth of a new SIFI, and we’re very, very happy that we’re in the position that we’re in today to actually make this happen.

So, our efficiency ratio, which has always been one of our hallmarks— we’ve been one of the most efficient banks in the nation for our entire public life, 21 years. A bank that is efficient as we are is only going to be more efficient as a result of executing this transaction.

We’ve become less efficient because of the ordinary cause of literally meeting all of the regulatory expectations and the market expectations for a company of the size we are today. The size that we will be as a result of closing this transaction is no more demanding to us than the various tasks that we’ve been executing upon over the course of the last couple of years.

So, as we continue to grow, we would expect our total payout ratio to be more consistent with the total payout ratio of our SIFI peers. Now, the important thing here is that our payout ratio—and we’ve been very focused for many years on paying our dividend—we, in fact, have been subject to regulatory considerations before we pay our dividend every single quarter since 2009. And the reality is that we’ve been paying payout ratios in the 90-odd percentile range and there is no escaping the fact that we are not a bank that took taxpayer money to pay dividends.

So, although that was, in fact, in 2009 a very real issue, and Barney Frank himself was on television many times talking about not using taxpayer money to pay dividends, and that’s why there was a limitation of 30% as to how much of your available money could be utilized to pay dividends, even though in subsequent years — in the initial years, banks were being forced to use so much of their earnings, they were paying zero dividends and zero use of their earnings.

They were building capital and the reason they were building so much capital is because regulatorily, there was a recognition of the fact that banks across this country lost large amounts of capital in cycle turns on their principal assets. Well the reality is, we’ve never lost money on our principal assets in a cycle turn. We, in fact—I shouldn’t say lost money; we never lost capital. We, in fact, paid for all of the losses that we might have accumulated in any quarter, in any cycle, through earnings. We didn’t charge capital.

So, the need for us to have capital is not the same as the need is for other banks to have capital. Other banks charged off massive amounts of capital, ultimately, in many cases, going to the point where the bank went out of business. We’re not in that position. We’ve never been in a position where we’ve charged capital as a result of losses on our principal assets during cycle turns, and that’s for 50 years. That’s a lot of cycles in 50 years.

So the ability for us to actually have a very high payout ratio—the purpose of paying dividends is discernibly different than the needs that other banks might have. So that’s one of the things that we obviously are very, very proud of and, certainly very confidently convey to our regulators that we are not like other banks.

So there are some banks that have a 100% payout ratio today and, in fact, they’re buying back large amounts of stock, and they are limited to 30% in dividend pays. There are some, I guess—there’s at least one that’s at about 42% in dividend payout—but the important thing is, we never took TARP. The reality is that we have never charged capital as a result of losses through a cycle in our principal asset. And therefore, we have capital ratios that are significantly higher than our demands on capital.

You know it would likely be, in any cycle turn, the consistency of our business model is one of our hallmarks, and one of the important components of that consistency is that we do not charge capital as a result of losses on our principal asset.

So, we expect the core components of our business model to be enhanced by the Astoria Financial merger. As you could see, the merger is expected to increase our share of New York City’s highly attractive, multi-family lending niche.

They have multi-family loans. The principal lender that has built that portfolio is a lender that came from, originally, Independence, and certainly has an awareness of the market, very similar to the things that we do and uses the same resources that we’ve utilized. So there is a portfolio that exists that, in fact, has very consistent lending practices that would be acceptable to us.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 09, 2016 / 4:00PM, NYCB - New York Community Bancorp Inc at Credit Suisse Financial Services Forum

We’ve done full due diligence on their portfolio. So the NYCB portfolio statistics at or for the 12 months ended December 31, 2015 are listed here. So the percentage of non-covered loans held for investment is 72%. The average proposed balance sheet is $5.3 million, that’s the size of a loan that we have. So this is a significant component of what we’re talking about, our business model and their business model with regard to these particular type assets, very much the same. So, the ability for us to look into the future period and feel very comfortable with the metrics that you see on this page is very evident.

So, net charge-offs. This slide is the important statement about the reality of how we go through cycles. All the light blue lines are the banking industry. All those dark blue lines that you don’t see in most of the representations: those are the losses that were charged off by us. So, as you could see there, the ratios are extraordinarily attractive and they’ve been attractive not just for large periods of time, but through actual cycles. So, we didn’t just depict here the last 20 years or the last 50 years, we depicted here period of stress.

And in periods of stress, you can see that we actually have more charge-offs, but de minimis in comparison to the banking industry as a whole and to our peers. So we’re very, very proud of the fact that our charge-offs through multiple cycles has evidenced the consistency with which we lend.

So the non-performing loans, likewise. Our non-performing loans go up in periods of stress and that’s common, as you could see. The differentiation between non-performing loans for us and others is relatively similar, but the prior slide is very important, because in the prior slide, you see disposition. In this slide, you see what actual losses are taken. So, even though our portfolios may in fact have increased non-performers…because we underwrite as well as we underwrite, we lose what’s on slide 19—I believe that is—not the numbers that you see on slide 20.

So, that is the most important distinction between us and others that we actually underwrite our loans significantly consistent and better than our peers and therefore, our performance metrics are overwhelmingly better than our peers.

So, this slide just goes back to our expected superior efficiency ratio and you could see that even in this transaction—in fact, the only other time that we had an acquisition where the efficiency ratio of the acquired bank was in the 70%s was CFS, the first transaction we did, and that had been the best economic transaction that we had ever done until we did the deal with AmTrust, which was an FDIC deal. But this transaction does represent an opportunity for significant cost savings to occur.

So, the Astoria merger is expected to leverage our mortgage banking platform, and its residential mortgage lending expertise. And we’ve been very pleased with how effectively we, in fact manage, from our Cleveland operations our one-to-four family loans. We’ve originated since the last half of 2010 about $41 billion in house loans, and we manage something between $20 billion and $25 billion, both for the FDIC initially, and certainly for ourselves and for Fannie, over the course of these years that we’ve had this portfolio in place.

But importantly, the Astoria Bank does have national one-to-four family loans that it, in fact, manages through an outside resource. Well, we’re not going to need that outside resource because we have our own. So that’s one of the efficiencies that will come from doing this transaction.

So the merger is expected to leverage our mortgage banking platform and its residential mortgage lending expertise. What they do nationally, we do nationally, and we actually have the platform from which we can service the whole thing. So it has many attractive features. The credit quality is obviously very discernible and beneficial, limited repurchase risk, and a whole slew of benefits as you could see there.

Total return on investment: these numbers go back to the beginning of the company. And as you can see, they’re extraordinary. Embedded in this is the fact that we split our stock nine times. So, some of the numbers that you see are not readily discernible, that we could have such unusual returns. Having total returns over 4,000% are not at all usual for a bank such as we. And the reality is that those returns may be among the best in the nation for that period of time, and that goes back to our beginning.

Interestingly enough, Astoria went public in 1993 on a Monday, and we went public in 1993 on the Thursday of that week. So we’ve been public, arguably for the same period of time, and it’s been very, very attractive for us to be competing with a bank that has acquired many other banks. They acquired Greater, which was a Brooklyn-based bank, and they acquired Long Island Savings Bank, which was in Queens—the largest bank that was operating in Queens.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 09, 2016 / 4:00PM, NYCB - New York Community Bancorp Inc at Credit Suisse Financial Services Forum

Astoria and Queens County, were in fact very large operations in Queens, and now we have this consolidation, which represents significant market share in the New York market. And we’re very, very pleased with this outcome.

So, I don’t know if anyone has any questions. If there is anything that you’d like us to discuss further, we’re certainly available now or during the other meetings that we have available this afternoon.

QUESTIONS AND ANSWERS

Unidentified Participant

So, I guess, I’ll just kick it off little bit, maybe you talked a tremendous amount about the deal. So to shift gears a little bit, I mean you are taking essentially consolidating a competitor out of the multi-family market. Talk about the competitive dynamics there, particularly now that we seem to be in a somewhat lower interest rate environment for a longer period of time that we might have thought a few months ago.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

So, I think the good news is you’ve touched upon a very important reality. There are plenty of lenders in the New York market, and there are many lenders who lend on multi-family real estate and even rent-regulated real estate, that do not lend the way we lend. Astoria was lending the way we lend in our market. So it’s actually good that we’re going to be a consolidated entity, on a pro forma basis, lending in the market, basically to the same people.

That’s more evident with regard to Astoria than it might be with regard to a bank that or even a non-bank, because there are many non-banks that lend in the New York market. There are plenty of excessive lenders. The important thing about our niche is that we consistently lend to the right people, the right amounts, and we know for a fact that there are lenders in every market—in particular, as the markets evolve—that over lend.

You can have a great property that is rent-regulated housing in the New York market, and have a lender who lends way too many dollars on that property with the expectation that there will be a future uptick in the rent roll. And those are the people that are caught and lose the property when the cycle turns. So cycles inevitably will turn and when the cycle turns, we consistently outperform in the sector. We consistently increase our lending because others are not available to lend.

People that lend in the New York market, when the market is robust, are often excessive lenders and therefore take massive losses. When they take those losses, they cannot lend. And our people are in fact the cycle people who buy low and sell high. When they are buying low, they get financing from us. So we actually increase our lending in-market during the down cycle, and we’re doing that because we’re lending to the people that actually have been prudent in how much money they bought on the cash flows of their portfolios.

So contemplate: One of our large players has $1 billion in real estate in the New York market. There’s a couple of hundred million dollars with that large player. We could do the whole $1 billion and have high-quality assets in our portfolio, but we don’t. But when we do a large deal, we have the opportunity to increase the share that we’ll take from this large player. That’s one of the reasons why little Queens County was able to double its size and lend rapidly into the market. And one of the reasons why we, likewise, will be able to lend rapidly into the market— because we, in fact, have high-quality, qualified borrowers that have portfolios that, in fact, will be funded so they can buy the market. As the market collapses, they’re going to go into the market and buy at discount a lot of very high-quality properties that will in fact meet our expectations and allow for both they and we to win during a down-turning cycle.

Unidentified Participant

Joe, when you look at this cycle, where it sits right now, are you seeing it continued steady into 2016? Are you seeing deterioration? I mean where do you kind of —?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 09, 2016 / 4:00PM, NYCB - New York Community Bancorp Inc at Credit Suisse Financial Services Forum

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

I’d say that—and it’s always difficult to be exact on the turning of the cycle—but I would say that we are probably poised for a credit cycle turn and, lo and behold, it’s not just in the New York market. This will be a phenomenon that is worldwide and it will impact all asset classes. So, cycles are psychological events. They’re not going to impact a particular sector only. They’re going to impact all asset classes.

So, all asset classes will de-value in the down-turning cycle. Real estate in New York will de-value in the down-turning cycle except that if you lend properly during a robust positive cycle, and you’re not lending at market, a down-turning cycle changes market values. It doesn’t change the cash flows of rent-regulated housing. So that’s why we, in fact, consistently, cycle after cycle—in the last 50 years, there have been many cycles and in every cycle, we lose very little money, because we lend on the restricted cash flow.

We’re not lending on the robust market value, we’re lending on the restricted cash flow. So, rent-regulated housing does not have decrease in cash flow. When in fact unemployment went to 12% in the cycle that took out Bowery, and American, and Greater—those banks that went out of business during that cycle were banks that were lending aggressively in real estate more aggressively than we. We did not lose money in that cycle or any other cycle, because we were lending on the actual cash flows. That is a very, very important distinction that in fact exists in our business model for decades.

It’s not something that we put in place as soon as we became a public company. It’s something we’ve been doing for decades. Didn’t matter when we were a mutual, but it clearly matters as a public company, because the most important thing for us to create value for shareholders is the differentiation between us and those that we acquire. And in cycle turns, the differentiation between us and others widens. So if we have a cycle turn in front of us, we will have an opportunity to create greater value for our shareholders because of that cycle turn.

Now, the New York market is in fact a robust at marketplace. There is no question that there are people that are lending in the New York market assuming market values for rent regulated houses. They will all lose. Those properties will all come to the market in the cycle turn ahead, and those properties will be an opportunity for our people to buy, at deep discount, those foreclosed properties.

That will be an opportunity for us to lend, and we’ll be lending into a market that typically has fewer alternative choices, which means that we will be lending at better spreads to high quality buyers of discounted properties. That’s a very good place to be as a public company, and that’s a place we’ve been at the past and we’ll be in the future.

Unidentified Participant

It’s time for one question from the floor if there is, otherwise I’ve got one more. Okay, maybe — here is a question. There we go.

Unidentified Audience Member

(Inaudible - Microphone inaccessible)

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Yes, the concentration theory—that went into place a good while back and, certainly when it was being considered— concentrations on CRE—the regulators that were doing that—there was the OCC and the RTC at the time—they explicitly had concerns about the number of banks across the country that were lending aggressively in construction lending and losing massive amounts of capital as a result of losses in construction lending. So they decided to put a 300% limitation on the banks that could do that.

When they were considering that, before they actually put that in place, I happened to be in Washington with the Chairman of both of those entities and we were at 664%. So I expressed some concern as to these new standards which they were considering. They had not implemented yet. And they made it very clear that every bank would be assessed on the facts and circumstances of the institution—that although they would broad-brush 300%, the fact that we were 664% did not represent a problem.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 09, 2016 / 4:00PM, NYCB - New York Community Bancorp Inc at Credit Suisse Financial Services Forum

At the time, we had not had a loss on any asset that we had created for 42 consecutive quarters. Now, we had gone ultimately to 54 quarters, but we hadn’t had a loss on an asset that we’d created. But the point is that we’ve always had a very high concentration. So we went from 664% to 800-and-something, maybe 900%. That is not a problem if, in fact, you have no losses on your concentrated assets. We have a concentration in an asset class that we do not lose money on. So concentration in assets that you do not lose money on is not a concern for regulators.

Unidentified Participant

Just a follow-up and this will be the last question. At some point in the not too distant future, you will be subject to the stress test, which will look at that on an institution-by-institution basis. I mean, do you kind of anticipate that the Fed’s process will actually make enough of a differentiation for the asset quality.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

I think it will, because we’ve already been running these tests. We’ve been doing this for a number of years now. Now we’re not a bigger than $50 billion bank, but we’ve been meeting the expectations of our regulators over the course of last several years. And the facts are the facts. We do not lose money on this concentrated asset.

Unidentified Participant

Okay, great. With that we’re actually out of time. And Joe and Tom will be around for a few minutes to do a breakout session across the hall and please join me in thanking them for the time this morning. Thanks.

Joseph Ficalora - New York Community Bancorp, Inc. - President & CEO

Thank you.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2016, Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.